UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) Plan for Hourly Employees

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Archer-Daniels-Midland Company

4666 Faries Parkway

PO Box 1470

Decatur, Illinois 62525

Audited Financial Statements and Schedule

ADM 401(k) Plan for Hourly Employees

Years Ended December 31, 2002 and 2001

ADM 401(k) Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 10

Report of Independent Auditors

The Administrative Committee

ADM 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) Plan for Hourly Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 30, 2003

St. Louis, Missouri

ADM 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Interest in Master Trust	$32,839,519	$29,355,854
Participant loans receivable	1,464,348	1,225,111
Contributions receivable from employees	251,974	180,211
Net assets available for benefits	$34,555,841	$30,761,176

See accompanying notes.

ADM 401(k) Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Additions:
Contributions from employees	$ 8,437,876	$ 7,102,495
Transfer of assets from another plan	1,076,275	14,304,908
Dividend and interest income	1,029,062	655,600
	10,543,213	22,063,003

Deductions:
Benefit payments	(3,571,556)	(1,302,829)

Net realized and unrealized appreciation (depreciation) in fair value of investments	(3,176,992)	184,783

Net increase	3,794,665	20,944,957

Net assets available for benefits at beginning of year	30,761,176	9,816,219
Net assets available for benefits at end of year	$34,555,841	$30,761,176

See accompanying notes.

1. Description of the Plan

General

The ADM 401(k) Plan for Hourly Employees (the Plan) is a defined contribution plan available to all eligible hourly employees of Archer Daniels Midland Company (ADM or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM Employee Stock Ownership Plan for Hourly Employees (ESOP). The Company matches contributions made to the Plan by contributing to the ESOP, in the form of ADM common stock. Employees become active participants on the first day of the calendar month after completing six months of continuous employment with a participating employer at a participating location. Employee eligibility varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee eligibility.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust agreement established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 25% of their compensation to the Plan, subject to certain Internal Revenue Service limitations and the Plan's provisions for the participating location.

All Company contributions are deposited in the ESOP in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

1. Description of the Plan (continued)

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan.

Participants in the ESOP who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to their account to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Participants in the ESOP may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Plan Mergers

During the year ended December 31, 2001, ADM acquired Consolidated Nutrition and merged the assets and liabilities of the savings plan covering the hourly employees of Consolidated Nutrition into the Plan, as is the policy of ADM.

On September 6, 2002, ADM acquired Minnesota Corn Processors LLC (MCP), an operator of wet corn milling plants in Minnesota and Nebraska. Effective December 31, 2002, ADM merged the assets and liabilities of the MCP savings plans covering the hourly employees of MCP into the Plan. The net assets of the MCP savings plans covering hourly employees were approximately $10,668,000 on December 31, 2002, and were transferred to the Master Trust during February 2003. For financial reporting purposes, the merger has been treated as if it occurred as of the date the assets of the MCP savings plans were transferred to the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans are available for up to five years, and home purchase loans are available for up to ten years.

1. Description of the Plan (continued)

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the current year's presentation.

3. Master Trust Investment Information

The Plan's investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 7.7% and 6.4%, respectively.

The following table presents the fair value of investments for the Master Trust:

	December 31
	2002	2001
Assets
Cash and cash equivalents	$ 240,053	$ -
Investment securities:
ADM common stock	304,988,738	349,016,405
Mutual funds	114,105,194	98,163,615
Other common stock	9,268,253	12,233,351
Net assets available for benefits	$428,602,238	$459,413,371

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31
	2002	2001
Net realized and unrealized appreciation (depreciation) on investments:
ADM common stock	$(47,713,753)	$ 1,540,661
Mutual funds	(13,499,444)	(1,316,567)
Other common stock	(2,677,367)	(1,493,113)
	$(63,890,564)	$(1,269,019)

Dividend and interest income	$ 8,445,989	$ 8,852,339

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes the Plan is qualified and, therefore, the related trust is exempt from taxation.

Schedule

EIN 41-0129150

Plan 030

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Current Value

Participant loans	$ 1,464,348

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz

Senior Vice President and Chief Financial Officer

Dated: June 27, 2003

Exhibit Index

Exhibit Description

23 Consent of Ernst & Young LLP.

99.1 Certificate of the Vice President - Human Resources pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).

99.2 Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).